ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Lisa Mikhail Henry T +1 617 951 7780 lisa.henry@ropesgray.com

April 21, 2021

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Rebecca Marquigny

Re:	Daily Income Fund (the “Fund”), a series of Homestead Funds, Inc. (the “Registrant”) File Nos. 811-06136; 033-35788

Dear Ms. Marquigny:

This letter is being filed to respond to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on April 12, 2021, regarding the Registrant’s Post-Effective Amendment (“PEA”) No. 75 to its registration statement. The Registrant expects to file a PEA pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “485(b) Filing”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. A summary of the Staff’s comments and the Registrant’s responses are set forth below. Capitalized terms used and not defined herein have the meanings given to them in PEA No. 75.

General

1.	Comment: Please file responses to the Staff’s comments on EDGAR as correspondence at least five business days prior to filing the 485(b) Filing.

Response: The Registrant will file its responses at least five business days prior to the 485(b) Filing.

2.

Comment: To the extent applicable, please incorporate the changes made in response to the Staff’s comments to multiple or similar disclosures throughout the Registration Statement, even if such disclosures are not directly referenced in the comment.

Response: The Registrant will apply the changes described below throughout the Registration Statement, as appropriate.

Prospectus

3.	Comment: Please provide the Fund’s Annual Fund Operating Expenses table and Expense Example prior to the effective date of the filing.

Response: The Fund’s Annual Fund Operating Expenses table and Expense Example are provided in Appendix A attached hereto.

4.

Comment: The Staff notes that the name of the Fund’s new sub-adviser was not included in PEA No. 75. Please explain why the sub-adviser’s name and related information was omitted from PEA No. 75, identify the sub-adviser and provide all sub-adviser-related disclosure. Please confirm that the 485(b) Filing will contain all of the required disclosure related to the new sub-adviser.

Response: Effective May 1, 2021, the Fund’s sub-adviser will be Invesco Advisers, Inc. (“Invesco”). The Registrant omitted the name of the Fund’s new sub-adviser from PEA No. 75 because the Registrant’s Board of Directors had not approved the Investment Sub-Advisory Agreement by and among RE Advisers and Invesco at the time PEA No. 75 was filed. At a meeting on March 4-5, 2021, the Registrant’s Board of Directors, including a majority of the Independent Directors, approved the Investment Sub-Advisory Agreement by and among RE Advisers and Invesco relating to the Fund effective May 1, 2021, and the Fund filed a supplement to its prospectus and SAI shortly thereafter accounting the appointment. The Registrant confirms that the 485(b) Filing will contain all of the required disclosure related to Invesco. The key disclosure changes (redlined if applicable) are provided in Appendix B attached hereto.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7780 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc:	Danielle C. Sieverling

Jeremy Sperlazza

Bryan Chegwidden

Nathan D. Briggs

Appendix A

Fees and Expenses

The table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)
Sales Charge on Purchases	None
Sales Charge on Reinvested Dividends	None
Deferred Sales Charge on Redemptions	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (a)	0.40%
Other Expenses	0.28%
Acquired Fund Fees and Expenses	0.03%
Total Annual Fund Operating Expenses (b)(c)	0.71%

(a) Restated to reflect current Management Fees.

(b) RE Advisers has voluntarily agreed to waive fees or reimburse expenses to the extent necessary to assist the Fund in attempting to maintain a positive yield. RE Advisers may revise, renew or discontinue this voluntary waiver at any time. There is no guarantee that the Fund will be able to maintain a positive yield.

(c) Total Annual Fund Operating Expenses shown here differ from the expense ratios shown in the Financial Highlights on page 77 because the expenses shown on this page include Acquired Fund Fees and Expenses and amounts shown in the Financial Highlights do not include Acquired Fund Fees and Expenses.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 YR	3 YR	5 YR	10 YR
$73	$227	$395	$883

Appendix B

Prospectus

Fund Summary – Daily Income Fund – Principal Investment Strategies

… The U.S. government securities in which the Fund invests may also include variable and floating rate instruments. In selecting securities for the Fund’s portfolio, the portfolio managers focus on securities that offer safety, liquidity, and a competitive yield. The Fund’s subadviser, ~~[ ]~~Invesco Advisers, Inc. (“Invesco”), conducts a credit analysis of each potential issuer prior to the purchase of its securities.

~~[ ]~~Invesco may consider, among other factors, credit and interest rate risks, as well as general market conditions, when deciding whether to buy or sell investments. …

Fund Summary – Daily Income Fund – Performance

The following bar chart and table provide some indication of the risks of investing in the Fund. The bar chart shows the changes in the Fund’s performance from year to year. The table shows the Fund’s average annual returns for 1, 5 and 10 years. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. The performance information shown for the Fund includes historical performance information for the periods prior to May 1, 2021. As of May 1, 2021, Invesco was appointed as the subadviser to the Fund. The Fund’s performance prior to that time may have been different if the Fund were advised by its current subadviser. Updated performance information is available at no cost by visiting homesteadfunds.com or by calling 800.258.3030.

Fund Management – Subadviser

~~[ ]~~Invesco Advisers, Inc. (“Invesco”)

Additional Information About the Funds – Daily Income Fund

… The Fund invests in debt securities that are obligations of the U.S. government, its agencies and instrumentalities and accordingly are backed by the full faith and credit of the United States (e.g., U.S. Treasury bills) or by the credit of a federal agency or government-sponsored entity. The U.S. government securities in which the Fund invests may also include variable and floating rate instruments.

Invesco ~~[ ]~~ may consider, among other factors, credit and interest rate risks, as well as general market conditions, when deciding whether to buy or sell investments.

While the Fund’s Board of Directors may elect to subject the Fund to liquidity fee and gate requirements in the future, the Board of Directors has not elected to do so at this time.

Credit Quality

Subject to the Fund’s investment policies noted above, the Fund invests in short-term debt securities that, at the time of investment, are eligible securities as defined in Rule 2a-7.

Generally, an eligible security is a security that has a remaining maturity of 397 days or less, with certain exceptions permitted by applicable regulations, ~~and~~ that the Fund’s Board of Directors ~~or [ ]~~, RE Advisers or Invesco determines presents minimal credit risks; is issued by a registered investment company that is a money market fund; or is a government security.

Management of the Funds – Investment Adviser/Administrator for the Fund

Additionally, RE Advisers is responsible for managing the Daily Income Fund, Growth Fund and the International Equity Fund, subject to the general authority of and supervision by the Funds’ Board. RE Advisers has entered into subadvisory agreements with Invesco, T. Rowe Price and Harding Loevner under which each provides day-to-day discretionary management of the assets of the Daily Income Fund, Growth Fund and International Equity Fund, respectively, in accordance with each Fund’s investment objectives, policies and restrictions, subject to the overall supervision of the Funds’ Board and RE Advisers. RE Advisers monitors each subadviser’s performance and regularly reports to the Funds’ Board on such performance.

Management of the Funds – Subadviser to the Daily Income Fund

~~[ ]~~Invesco Advisers, Inc.

~~[ ]~~1555 Peachtree Street,

~~[ ]~~N.E. Atlanta, GA 30309

On ~~[ ]~~May 1, 2021, ~~I[ ]~~Invesco became the subadviser to the Daily Income Fund. ~~[ ]~~Invesco was approved as subadviser to the Fund by the Fund’s Board ~~on [ ],~~in March 2021.

~~[ ]~~Invesco is a registered investment adviser and an indirect wholly owned subsidiary of Invesco Ltd., a publicly traded company that, through its subsidiaries, engages in the business of investment management on an international basis. As of December 31, 2020, Invesco Ltd. managed approximately $1,349.9 billion in assets.

A discussion regarding the basis for the Board’s approval of the ~~investment management~~ subadvisory agreement between RE Advisers, on behalf of the Daily Income Fund, and ~~[ ]~~Invesco will be included in the Fund’s semiannual report to shareholders for the period ending June 30, 2021.

Statement of Additional Information

General Information

Under the overall supervision of RE Advisers and the Homestead Funds’ Board of Directors, the Daily Income Fund is subadvised by Invesco Advisers, Inc. (“Invesco”), the Growth Fund is subadvised by T. Rowe Price Associates, Inc. (“T. Rowe Price”) and the International Equity Fund is subadvised by Harding Loevner LP (“Harding Loevner”).

Code of Ethics

~~The Fund~~Homestead Funds, RE Advisers, and RE Investment, ~~and [..]~~as well as Invesco, T. Rowe Price, Harding Loevner, BFA and MIP, each have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that, subject to certain restrictions and provisions, permits their personnel to invest in securities, including securities that may be purchased or held by the ~~Fund~~Funds or the Master Portfolio, respectively.

Investment Management and Other Services

~~[..]~~INVESCO

~~[..]~~Invesco, located at ~~[..]~~1555 Peachtree Street, N.E. Atlanta, GA 30309, serves as the subadviser to the Daily Income Fund. ~~[..]~~Invesco manages the investment and reinvestment of the assets of the Daily Income Fund. ~~[..]~~Invesco, as successor in interest to multiple investment advisers, is an indirect wholly-owned subsidiary of ~~[..]~~Invesco Ltd., a publicly traded company that, through its subsidiaries, engages in the business of investment management on an international basis.

Pursuant to a subadvisory agreement with RE Advisers, ~~[..]~~Invesco furnishes a continuous investment program for the Daily Income Fund and manages the ~~Fund’s~~Daily Income Fund’s portfolio on a day-to-day basis, subject to the overall supervision of RE Advisers and the Board.

For its subadvisory services to the Daily Income Fund, RE Advisers has agreed to pay ~~[..]~~Invesco a fee calculated using the monthly rates below, applied to the net assets of the Daily Income Fund:

~~[ ]~~0.08% of the Fund’s average daily net assets up to and including $100 million; and

0.03% of the Fund’s average daily net assets in excess of $100 million.

For the fiscal years ended December 31, 2020, 2019 and 2018, RE Advisers did not pay ~~[..]~~Invesco any subadvisory ~~fee~~fees.

Brokerage Allocation and Other Practices

~~[..] (the “subadviser”)~~ INVESCO

The subadvisory agreement with ~~[ ]~~Invesco with respect to the Daily Income Fund authorizes ~~the subadviser~~Invesco to select the brokers or dealers that will execute the purchases and sales of investment securities for the Fund’s portfolio and directs ~~the subadviser~~Invesco to use best efforts to obtain the best overall terms available for any transaction for the Fund. Under the subadvisory agreement and as permitted by Section 28(e) of the Exchange Act and to the extent not otherwise prohibited by applicable law, ~~the subadviser~~Invesco may cause the Daily Income Fund to pay a broker-dealer that provides brokerage and research services to ~~the subadviser~~Invesco an amount of commission for effecting a securities transaction for the Fund in excess of the amount other broker-dealers would have charged for the transaction if ~~the subadviser~~Invesco determines in good faith that the greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker-dealer viewed in terms of either a particular transaction or ~~the subadviser~~Invesco’s overall responsibilities to the Corporation and to its other clients. The term “brokerage and research services” includes: providing advice as to the value of securities, the advisability of investing in, purchasing, or selling securities, and the availability of securities or of purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts; and effecting securities transactions and performing functions incidental thereto such as clearance and settlement.

~~The subadviser~~Invesco may obtain third-party research from broker-dealers or non-broker-dealers by entering into commission sharing arrangements (“CSAs”). Under a CSA, the executing broker-dealer agrees that part of the commissions it earns on certain equity trades will be allocated to one or more research providers as payment for research. CSAs allow an investment adviser or subadviser to direct broker-dealers to pool commissions that are generated from orders executed at that broker-dealer, and then periodically direct the broker-dealer to pay third party research providers for research.

Brokerage and research services provided by brokers are used for the benefit of all of ~~the subadviser~~Invesco’s clients and not solely or necessarily for the benefit of the Daily Income Fund. ~~The subadviser~~Invesco attempts to evaluate the quality of brokerage and research services provided by brokers. Results of this effort are sometimes used by ~~the subadviser~~ Invesco as a consideration in the selection of brokers to execute portfolio transactions.

The investment advisory fee that the Daily Income Fund pays on behalf of the Fund to RE Advisers will not be reduced as a consequence of ~~the subadviser~~Invesco’s receipt of brokerage and research services.

To the extent the ~~Fund’s~~Daily Income Fund’s portfolio transactions are used to obtain such services, the brokerage commissions paid by the Fund will exceed those that might otherwise be paid, provided that ~~the subadviser~~Invesco determines in good faith that such excess amounts are reasonable in relation to the services provided. Such services would be useful and of value to ~~the subadviser~~Invesco in serving both the Daily Income Fund and other clients and, conversely, such services obtained by the placement of brokerage business of other clients would be useful to ~~the subadviser~~Invesco in carrying out its obligations to the Fund.

Subject to the overriding objective of obtaining the best execution of orders, the Daily Income Fund may use broker-dealer affiliates of ~~the subadviser~~Invesco to effect portfolio brokerage transactions under procedures adopted by the Board. Pursuant to these procedures, the commission, fee, or other remuneration paid to the affiliated broker-dealer in connection with a portfolio brokerage transaction effected on a securities exchange must be reasonable and fair in comparison to those of other broker-dealers for comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable time period. This standard would allow the affiliated broker or dealer to receive no more than the remuneration which would be expected to be received by an unaffiliated broker.~~]~~